SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                              CarsUnlimited.com, Inc.
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                                (Name of Issuer)

                   Common Stock, par value 0.0262 per share
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                         (Title of Class of Securities)

                                    14606P-103
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 14606P-103
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
        `                                                            (b) [X]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS
                      WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  349,900,476*
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  349,900,476*
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  349,900,476*
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)                           [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.5 %
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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     *The Common  Shares  issuable  upon  conversion  of  convertible  notes and exercise of warrants held by affiliated funds.

          Introduction: The Reporting Person, a registered investment advisor, is filing this Schedule 13D to disclose that, on behalf of affiliated investment funds, it beneficially owns in excess of 5% of the Common Stock of the Issuer. As an investor, it holds through two (2) affiliated investment funds, convertible debt aggregating $7.5 million dollars which is convertible into 286,803,669 shares of Registrant Common Stock and 63,096,807 warrants. The holdings of the convertible debt are evidenced by Senior Secured Converitble Redeemable Promissory Notes ("Notes") in substantially the form attached to the Issuer's Current Report on Form 8-K dated August 9, 2006, and incorporated herein by this reference. The Notes were issued to two (2) funds affiliated with the Reporting Person. In connection with that financing, the company also issued to two (2) funds affiliated with the Reporting Person warants ("Warrants") to purchase up to an aggregate of 63,096,807 shares of common stock in substantially the form attached to the Issuer's Current Report on Form 8-K dated August 9, 2006, and incorporated herein by this reference.

         Security: Common Stock par value of US$ 0.0262 per share

         Issuer's Name and Address.
         CarsUnlimited.com, Inc. (the "Issuer")
         305 Madison Avenue, Suite 4510
         New York, NY 10165

         The Issuer is a corporation organized under the laws of Nevada

Item 2.  Identity and Background.

     (a) Mellon HBV Alternative Strategies LLC.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting the transaction reported herein. The aggregate purchase price paid by the Reporting Person for the Securities was approximately US$ 7,500,000


Item 4.  Purpose of Transaction.

     The  Reporting   Person  effected  the  transaction   reported  herein  for
management purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) As of August 9, 2006, on behalf of affiliated investment funds, the Reporting Person may be deemed to beneficially own 349,900,476 shares of the Issuer's Common Stock (the "Shares"), representing approximately 36.5% of the outstanding Common Stock (based on 609,259,259 shares outstanding as reported by the Issuer on its Current Report on Form 8-K dated August 9, 2006).

     (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The common shares underlying the Notes and Warrants are subject to registration rights as disclosed in the Issuer's Current Report on Form 8-K dated August 9, 2006.

Item 7.  Material to be Filed as Exhibits.

     None.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer